ANNUAL NOTICE
May 1, 2025
Protective Preserver Single Premium Plus Individual Flexible Premium Variable and Fixed Life Insurance Policies	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265‑1545 www.protective.com
This Annual Notice for the individual variable universal life insurance policies (collectively the “Policy”) issued by Protective Life Insurance Company, provides certain updated information about your Policy since May 1, 2024. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Funds available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.
The most recent prospectus for the Policy, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Policy’s features, benefits, and risks. You can find updated financial statements for Protective Variable Life Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Policy online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling (800) 265-1545 or by sending an email request to prospectus@protective.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the U.S. Securities and Exchange Commission’s (“SEC”) staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-45963

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	9

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who have been issued a Policy.
Annual Withdrawal Amount The annual amount you may withdraw during a Policy Year, and not incur a surrender charge or premium tax recovery charge.
Attained Age The Insured’s age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.
Cancellation Period Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.
Cash Value Policy Value minus any applicable surrender charge and premium tax recovery charge.
DCA Fixed Account Part of the Protective’s General Account. Only initial premium payments may be allocated to this account, which is available only in connection with dollar cost averaging. No transfers may be made to the DCA Fixed Account from other allocation options.
Death Benefit The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.
Death Benefit Proceeds The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any rider to the Policy less (1) any Policy Debt (2) any liens for payments made under an accelerated death benefit rider and (3) less any unpaid Monthly Deductions if the Insured dies during a grace period.
Due Proof of Death Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.
Face Amount A dollar amount selected by the Owner and shown in the Policy on the Policy Specifications Page or Supplemental Policy Specifications Page.
Fixed Account Part of Protective Life’s General Account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.
Fixed Account Value The Policy Value in the Fixed Account.
Fund A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.
Good Order (“good order”) A request or transaction generally is considered in “Good Order” if we receive it at our Administrative Office within the time limits, if any, we prescribe for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to affect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; evidence of insurability; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Funds affected by the requested transaction; the signatures of the Policy Owner (exactly as indicated on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to premium payments, Good Order also generally includes receipt by one of us of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have questions, you should contact us or your financial advisor before submitting the form or request.
Guaranteed Account The Fixed Account, the DCA Fixed Account and any other account that the Company may offer with interest rate guarantees.
Guaranteed Account Value The Policy Value in the Fixed Account and the DCA Fixed Account.
Home Office 2801 Highway 280 South, Birmingham, Alabama 35223.
Initial Face Amount The Face Amount on the Policy Effective Date.

Initial Premium The initial premium payment made by the Owner equal to 100% of the Internal Revenue Code Section 7702 Guideline Single Premium for the Face Amount given the Insured’s age, sex and underwriting class.
Insured The person whose life is covered by the Policy.
Issue Age The Insured’s age as of the nearest birthday on the Policy Effective Date.
Issue Date The date the Policy is issued.
Lapse Termination of the Policy at the expiration of the grace period while the Insured is still living.
Loan Account An account within Protective Life’s general account to which Guaranteed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.
Monthly Anniversary Day The same day in each month as the Policy Effective Date.
Monthly Deduction The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.
Net Amount at Risk The Net Amount at Risk as of any Monthly Anniversary Day is (a) minus (b) where: (a) is the Death Benefit discounted at one plus the monthly guaranteed interest rate; and (b) is the Policy Value (prior to deducting the Cost of Insurance).
Policy Anniversary The same day and month in each Policy Year as the Policy Effective Date.
Policy Debt The sum of all outstanding policy loans plus accrued interest.
Policy Effective Date The date shown in the Policy as of which coverage under the Policy begins.
Policy Value The sum of the Variable Account Value, the Guaranteed Account Value, and the Loan Account Value.
Policy Year Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.
Preferred Loan That portion of the Loan Account up to the amount by which Surrender Value exceeds total premium payments made.
Sub-Account A separate division of the Variable Account established to invest in a particular Fund.
Sub-Account Value The Policy Value in a Sub-Account.
Surrender Value The Cash Value minus any outstanding Policy Debt and any liens for payments made under an accelerated death benefit rider or endorsement.
Valuation Day Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account’s corresponding Fund does not value its shares.
Valuation Period The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.
Variable Account Protective Variable Life Separate Account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.
Variable Account Value The sum of all Sub-Account Values.
Written Notice A notice or request submitted in writing in a form satisfactory to Protective Life and received at the Home Office via U.S. postal service or nationally recognized overnight delivery service.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this section of the Annual Notice is a summary of certain Policy features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Policy.
•
The Invesco V.I. Capital Appreciation Fund changed its name to the Invesco V.I. Discovery Large Cap Fund.

•
The Morgan Stanley VIF Global Real Estate Portfolio was liquidated.

•
On December 31, 2024, Protective Life Insurance Company changed from a Tennessee corporation to a Nebraska corporation. Accordingly, the Variable Account currently operates under the laws and regulation of Nebraska.

•
For updated Fund performance and fee information please see the FUND APPENDIX.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 may be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
If you surrender the Policy within the first 9 Policy Years, you will be subject to a surrender charge of up to 9% of the premium payments made in the first Policy Year. For example, if you surrender your Policy in the first Policy Year and the premium payments in the first Policy Year were $100,000, you could pay a surrender charge of up to $9,000.
For additional information about charges for surrenders and early withdrawals, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Transaction Charges
In addition to withdrawal and surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the Policy, charges in connection with a decrease to your Policy’s Face Amount, charges when you exercise an optional benefit and transfer fees.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, you are also subject to certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance (“COI”) under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification). You should review the Policy specifications page of your Policy for rates applicable to your Policy.
You will also bear expenses associated with the Funds available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Fund Options (Fund fees and expenses) (1)	0.19%	2.675%

(1)
As a percentage of Fund assets.

For additional information about ongoing fees and expenses, see “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Risk of Loss	You can lose money by investing in this Policy, including loss of principal. For additional information about the risk of loss, see “POLICY BENEFITS/ RISKS SUMMARY” in the Prospectus.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide benefits on a long-term basis. Although you are permitted to take withdrawals or surrender the Policy, surrender charges and federal and state income taxes may apply. Consequently, you should not use the Policy as a short-term investment or savings vehicle. Because of the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.
For additional information about the investment profile of the Policy, see “POLICY BENEFITS/ RISKS SUMMARY,” “CHARGES AND DEDUCTIONS,” “USE OF THE POLICY” and “TAX CONSIDERATIONS--Taxation of Insurance Polices” in the Prospectus.

RISKS
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options, or Funds, available under the Policy. Each investment option (including the Guaranteed Account investment option) will have its own unique risks, and you should review these investment options before making an investment decision.
For additional information about the risks associated with investment options, see “POLICY BENEFITS/ RISKS SUMMARY,” “THE COMPANY AND THE GUARANTEED ACCOUNT” and “THE VARIABLE ACCOUNT AND THE FUNDS” in the Prospectus.

Insurance Company Risks
An investment in the Policy is subject to the risks related to Protective Life, including that any obligations (including under the Guaranteed Account investment options), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling toll-free 1-888-353-2654.
For additional information about Company risks, see “POLICY BENEFITS/ RISKS SUMMARY” and “THE COMPANY AND THE GUARANTEED ACCOUNT” in the Prospectus.

Policy Lapse
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges. Your Policy may also Lapse due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with reinstating a Lapsed Policy. Death Benefits will not be paid if the Policy has Lapsed.
For additional information about Policy Lapse, see “POLICY BENEFITS/ RISKS SUMMARY,” “PREMIUMS,” “POLICY LOANS,” and “POLICY LAPSE AND REINSTATEMENT” in the Prospectus.

RESTRICTIONS
Investments
While you may transfer amounts in the Sub-Accounts (which invest in shares of a corresponding Fund) and the Guaranteed Account, certain restrictions and transfer fees apply with regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing polices described in the Prospectus.
We reserve the right to remove or substitute Funds as investment options.
For additional information about investment options, see “TRANSFERS OF POLICY VALUE” and “THE VARIABLE ACCOUNT AND THE FUNDS - Addition, Deletion, or Substitution of Investments” in the Prospectus.

Optional Benefits
Optional benefits are subject to additional charges. Some optional benefits were available only at the time your Policy was issued and some optional benefits may not be available for all Owners or Insureds.
For additional information about the optional benefits, see “POLICY BENEFITS/ RISKS SUMMARY” and “SUPPLEMENTAL RIDERS AND ENDORSEMENTS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications regarding the purchase, ownership, and use of a Policy. There is no additional tax benefit to you if you purchased your Policy through an individual retirement account. Withdrawals and surrenders may be subject to income tax and will be taxed at ordinary tax rates. In addition, withdrawals and surrenders may be subject to an additional tax depending on the circumstances.
For additional information about tax implications, see “TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some investment professionals have and may continue to receive compensation for selling the Policy to investors, which may include commissions, revenue sharing, compensation from affiliates and third parties. These investment professionals may have had a financial incentive to offer or recommend the Policy over another investment.
For additional information about compensation, see “SALE OF THE POLICIES” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
For additional information about exchanges, see “EXCHANGE PRIVILEGE” and “TAX CONSIDERATIONS--Section 1035 Exchanges” in the Prospectus.

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Allocation	American Funds Insurance Series® Asset Allocation Fund - Class 2	0.54%	16.41%	8.32%	8.32%
International Equity	American Funds Insurance Series® Global Growth Fund - Class 2(1)	0.66%	13.68%	9.76%	10.74%
International Equity	American Funds Insurance Series® Global Small Capitalization Fund - Class 2(1)	0.90%	2.33%	3.01%	5.81%
U.S. Equity	American Funds Insurance Series® Growth Fund - Class 2	0.59%	31.61%	18.83%	16.58%
International Equity	American Funds Insurance Series® International Fund - Class 2	0.78%	3.16%	1.23%	4.01%
International Equity	American Funds Insurance Series® New World Fund® - Class 2(1)	0.82%	6.55%	4.54%	6.22%
U.S. Equity	American Funds Insurance Series® Washington Mutual Investors Fund℠ - Class 2(1)	0.50%	19.14%	12.18%	10.26%
Allocation	Calvert VP SRI Balanced Portfolio - Class I(7)	0.64%	19.61%	9.41%	8.41%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.06%	9.73%	6.35%	7.02%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	4.23%	5.13%	7.66%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.66%	33.63%	16.92%	13.50%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.57%	15.24%	9.97%	9.11%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class	0.53%	6.34%	4.22%	5.26%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class	0.56%	7.55%	5.05%	5.91%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.66%	30.27%	18.81%	16.51%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class - Geode Capital Management, LLC	0.19%	24.77%	14.29%	12.88%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.48%	1.62%	0.34%	1.83%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.67%	17.35%	11.23%	9.10%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.	0.87%	30.44%	13.64%	12.67%
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.72%	7.20%	5.29%	5.27%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.94%	11.27%	5.75%	5.83%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.88%	10.79%	10.30%	10.44%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC(1)	0.90%	11.71%	8.36%	8.17%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	11.04%	9.75%	9.32%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.78%	1.37%	-0.52%	0.53%
Taxable Bond	Goldman Sachs VIT Core Fixed Income Fund - Service Class(1)	0.67%	0.89%	-0.42%	1.17%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class(1)(2)	0.80%	6.12%	5.46%	4.88%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class(1)	1.05%	5.80%	5.19%	4.61%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class(1)(2)	0.70%	17.05%	9.83%	8.00%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Service Class(1)(3)	0.93%	16.74%	9.59%	7.74%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)	0.98%	20.23%	11.04%	10.20%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class(1)(2)	0.82%	12.36%	9.85%	7.98%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class(1)	1.07%	12.12%	9.57%	7.71%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class(1)(2)	0.81%	18.99%	8.99%	8.97%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Service Class(1)(4)	1.06%	18.76%	8.73%	8.69%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class(1)(2)	0.71%	32.27%	16.76%	14.90%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class(1)	0.96%	31.99%	16.47%	14.61%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class(1)(2)	0.56%	28.24%	14.15%	12.05%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class(1)(4)	0.77%	27.92%	13.91%	11.82%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I(4)	0.85%	34.89%	15.84%	14.16%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	30.09%	13.40%	8.85%
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II(1)(5)	1.06%	3.56%	2.51%	3.57%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.76%	15.18%	11.59%	9.49%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series I (formerly, Invesco® V.I. Capital Appreciation Fund) (1)	0.80%	34.16%	16.05%	13.25%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.85%	24.23%	10.21%	11.57%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.10%	23.92%	9.92%	11.29%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	11.91%	8.12%	7.09%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	0.34%	2.97%	4.10%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	16.07%	9.48%	9.85%
Sector Equity	Invesco® V.I. Global Real Estate Fund - Series II - Invesco Asset Management Limited	1.27%	-2.11%	-2.64%	1.26%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I(1)	0.93%	3.16%	-0.14%	1.53%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	1.48%	-0.40%	0.67%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	16.00%	10.07%	8.80%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I(1)	0.80%	23.65%	12.08%	11.24%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series II	1.20%	17.85%	10.60%	7.82%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.66%	4.63%	2.11%	1.40%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC	0.99%	22.14%	12.23%	11.16%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	16.65%	8.81%	7.91%
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC(3)	0.93%	20.60%	10.37%	9.05%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.13%	30.61%	7.67%	9.37%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.14%	14.90%	9.21%	6.83%
U.S. Equity	MFS® VIT Growth Series - Initial Class(1)(6)	0.72%	31.47%	14.74%	15.11%
International Equity	MFS® VIT II Emerging Markets Equity Portfolio - Service Class(1)(6)	1.48%	11.31%	0.24%	3.14%
International Equity	MFS® VIT II International Intrinsic Value Portfolio - Service Class(1)(6)	1.14%	6.97%	4.88%	7.26%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class(1)(6)	0.72%	16.27%	12.43%	13.18%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class(1)(6)	0.74%	19.52%	11.39%	11.09%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class(1)(6)	0.87%	6.72%	4.96%	9.19%
U.S. Equity	MFS® VIT Research Series - Initial Class(1)(6)	0.76%	18.87%	11.88%	11.66%
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class(1)(6)	0.78%	2.33%	0.14%	1.64%
Allocation	MFS® VIT Total Return Series - Initial Class(1)(6)	0.61%	7.75%	6.16%	6.46%
Sector Equity	MFS® VIT Utilities Series - Initial Class(1)(6)	0.79%	11.66%	5.88%	6.29%
U.S. Equity	MFS® VIT Value Series - Service Class(1)(6)	0.94%	11.35%	7.76%	8.36%
Allocation	PIMCO VIT All Asset Portfolio - Advisor Class - Research Affiliates LLC(1)	2.365%	3.57%	4.31%	4.25%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.675%	-6.10%	-5.02%	-0.82%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.77%	4.39%	0.98%	1.18%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	1.17%	2.03%	1.83%	2.05%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.72%	5.95%	2.66%	2.29%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.89%	2.43%	-0.13%	1.43%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.45%	13.28%	10.70%	7.02%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.38%	3.26%	6.93%	5.38%
International Equity	Templeton Developing Markets VIP Fund - Class 2 - Franklin Templeton Investment Management, Ltd(1)	1.36%	7.67%	0.88%	3.98%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC(1)	1.06%	-1.00%	2.60%	2.38%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	-11.37%	-4.85%	-2.03%
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd.; Templeton Asset Management Ltd(1)	1.12%	5.40%	4.60%	4.08%
Allocation	TOPS® Aggressive Growth ETF Portfolio - Class 2 - Milliman Financial Risk Management LLC	0.54%	11.99%	8.25%	8.14%
Allocation	TOPS® Balanced ETF Portfolio - Class 2 - Milliman Financial Risk Management LLC	0.55%	6.86%	4.68%	4.84%
Allocation	TOPS® Conservative ETF Portfolio - Class 2 - Milliman Financial Risk Management LLC	0.56%	6.00%	3.75%	3.76%
Allocation	TOPS® Growth ETF Portfolio - Class 2 - Milliman Financial Risk Management LLC	0.55%	10.79%	7.38%	7.25%
Allocation	TOPS® Moderate Growth ETF Portfolio - Class 2 - Milliman Financial Risk Management LLC	0.54%	8.84%	6.06%	6.11%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Available on Policies with an application signed before May 1, 2008.

(3)
Available on Policies with an application signed before May 1, 2012.

(4)
Available on Policies with an application signed before November 2, 2009.

(5)
Available on Policies with an application signed before May 1, 2012.

(6)
This fund is not available for Policies with applications signed on or after May 1, 2015.

(7)
Closed to new and existing investors effective May 1, 2002.

Please retain this this Annual Notice for future reference. The last Prospectus and Statement of Additional Information (“SAI”) for this Policy, dated May 1, 2019, contains more information about the Policy. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028802 C000072645 C000028803